[MMR Letterhead]

August 11, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
Attention: Mark Wojciechowski

Re:	McMoRan Exploration Co.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 11, 2009
File No. 0-07791

Dear Mr. Wojciechowski:

On behalf of McMoRan Exploration Co. (“McMoRan,” the “Company” or “we”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated July 30, 2009, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2008 (“2008 Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2009.  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Properties

Oil and Gas Reserves, page 2

Comment 1:  We note you disclose amounts identified as “Estimated undiscounted future net cash flows before income taxes” and “Present value of estimated future net cash flows before income taxes”.  It does not appear these items are calculated and presented in accordance with GAAP.  As such, please modify to reconcile these amounts to the most directly comparable measure calculated and presented in accordance with GAAP, or tell us why you believe such reconciliation is not required.  See Item 10(e) of Regulation S-K for additional guidance.

August 11, 2009

Response 1:   McMoRan included the referenced disclosure on page 2 of its 2008 Form 10-K in compliance with the requirements of Regulation S-K, section 229.102, item 3 of “Instructions to Item 102” with the intent of presenting reserve cash flow data comparable to the reserve quantity data disclosed in the immediately preceding table. The reserve cash flow data disclosed are exactly the same reserve cash flow data referenced in Note 18 under the caption “Standardized Measure of Discounted Future Net Cash Flows from Proved Oil and Natural Gas Reserves (Unaudited)” (“Standardized Measure”), except that (a) the applicable undiscounted and discounted effects of future income taxes are excluded and (b) the pre-tax undiscounted and discounted cash flow amounts are broken out between amounts attributable to proved developed and proved undeveloped reserves.

McMoRan excluded the effects of future income taxes in its disclosure on page 2 based on its belief that presentation of pre-tax undiscounted and discounted future cash flows permits better insight into the estimated timing of production of its oil and natural gas reserves by investors and others, as complexities in the application of net operating loss carryforwards and other tax attributes required to be applied in the determination of after-tax future net cash flows under SFAS No. 69, “Disclosures of Oil and Gas Producing Activities,” often have considerably different timing effects. Additionally, as shown in Note 18 the amount of future income taxes ($1,965,000) at December 31, 2008 was not material compared with total future net cash flows of $950,987,000 (only 0.2%). Also, McMoRan disclosed pre-tax undiscounted and discounted cash flow amounts attributable to proved developed and proved undeveloped reserves in order to provide additional information regarding estimated production timing of these different categories of proved reserves to investors and others, even though such presentation is not required by SFAS No. 69.

In future filings, McMoRan will include a footnote to the comparable amounts on page 2 providing a reconciliation to amounts presented in its disclosure of the standardized measure required by SFAS No. 69. This reconciliation would consist of a one-line adjustment to include the effect of future income tax expense, if any.

Management’s Discussion and Analysis of Financial Condition and Results of Operation and Quantitative and Qualitative Disclosures About Market Risk

Contractual Obligations and Commitments, page 37

Comment 2:  In a separately captioned section, disclose any off-balance sheet arrangements as to which disclosure would be required by Item 303(a)(4) of Regulation S-K.

Response 2:  In preparing its 2008 Form 10-K, McMoRan reviewed the requirements of Item 303(a)(4) of Regulation S-K and determined that it had no such off-balance sheet arrangements.  In future filings, McMoRan will add an explanatory footnote to its disclosure to affirmatively state that there are no such arrangements, as appropriate.

August 11, 2009

Notes to Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies

Property, Plant and Equipment

Oil and Gas, page 55

Comment 3:  We note your disclosure that “Costs that no longer meet the criteria for continued drilling and capitalization under Statement of Financial Accounting Standards (SFAS) 19-1, but for which management intends to pursue development activities are included in depletion, depreciation and amortization expense.”  Please tell us why such costs are included in depletion, depreciation and amortization expense if management intends to pursue development activities, and how your policy complies with the guidance found in FSP FAS 19-1.

Response 3:  With respect to accounting for capitalized costs of suspended exploratory wells, McMoRan applies the criteria under Statement of Financial Accounting Standards (SFAS) 19-1 (SFAS 19-1) to determine whether such costs should continue to be capitalized or charged to expense.  If the criteria for continued capitalization of such costs is not met, McMoRan applies an accounting policy that classifies the related charge as either a component of exploration expense or of depletion, depreciation, and amortization (DD&A) expense based on managements’ future plans associated with the respective wells.  If a previously suspended well is abandoned and management has no intent to pursue further evaluation activities, the related capitalized costs are charged to exploration expense.  However, if management intends, instead of abandoning a well, to preserve plans for further evaluation opportunities with respect to a suspended well, but such plans, after consideration of near term economic and/or other factors, do not satisfy the capitalization criteria under SFAS 19-1, those capitalized well costs are charged to DD&A expense.

McMoRan follows this accounting policy with respect to the classification of such charges to recognize what it believes is an inherent distinction between suspended exploratory wells that are abandoned and have no potential future benefit (exploration expense), and suspended exploratory wells where costs have been written off for accounting purposes but where the well continues to present additional evaluation opportunities that could result in the realization of future benefits (DD&A expense).  McMoRan believes that this approach appropriately reports the results of its business strategies associated with its oil and gas exploration program, which is focused on deep exploration targets.

     Within paragraph 9 of SFAS 19-1, the amended version of paragraph 31A of SFAS No. 19 indicates “…If either of those criteria is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well or exploratory-type stratigraphic well shall be assumed to be impaired and its costs, net of salvage value, shall be charged to expense.” While there is the requirement that such costs “shall be charged to expense,” SFAS 19-1 does not address the issue of specific classification with the statement of operations for charges associated with suspended well costs.  McMoRan believes that its accounting policy for classifying such suspended well costs that are charged to expense

August 11, 2009

and related disclosure is appropriate and provides financial statement users with additional information regarding management’s perspective of potential future value that may exist for certain prospects, even though such prospect’s capitalized costs may have been charged to expense under the requirements of SFAS 19-1.

Note 18 Supplementary Oil and Gas Information

Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development Activities, page 80

Comment 4:  We are unable to locate the disclosures required by parts b and c of paragraph 10 of FSP FAS 19-1.  Please modify to provide these disclosures, or tell us why you believe such disclosures are not required.

Response 4:  In preparing its 2008 Form 10-K, McMoRan considered the requirements of parts b and c of paragraph 10 of FSP FAS 19-1 and determined there were no exploratory well costs that had been capitalized for a period of greater than one year after the completion of drilling as of December 31, 2008.  There was one exploratory well, South Timbalier Block 168 No. 1, that ceased drilling in October 2008 with capitalized costs of approximately $32 million that was under evaluation at that time, which is disclosed in Items 1. and 2. “Business and Properties” on page six of McMoRan’s 2008 Form 10-K.  In future filings McMoRan will affirmatively state that there are no such exploratory well costs meeting this disclosure criteria, as appropriate.

Standardized Measure of Discounted Future Net Cash Flows From Proved Oil and Natural Gas Reserves (Unaudited), page 81

Comment 5:  We note from the tabular disclosure on page 82, that the future income tax component of your standardized measure of discounted future net cash flows has fluctuated significantly from period to period.  Please tell us the underlying reasons for the fluctuations.  If true, please confirm that any tax deductions, tax credits and allowances applied relate specifically to your proved oil and gas reserves.  If not, please explain.

Response 5:  In preparing the future income tax expense amounts required to be included in the determination of the Standardized Measure, paragraph 30 of SFAS No. 69 (as amended by SFAS No. 109), paragraph 288(u) states that such future income tax expenses “…shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already being legislated, to the future pretax net cash flows relating to the enterprise’s proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions, tax credits and allowances relating to the enterprise’s proved oil and gas reserves.”

McMoRan had total tax loss carryforwards as of December 31, 2008 of approximately

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$1 billion were used in determining future income tax expense in the Standardized Measure. Fluctuations in the amount of such future income tax expense from year to year can result from various factors, including changes in the amount or deductibility of tax loss carryforwards and future tax deductions and changes in proved reserves’ future cash inflows and related costs from production, reserve revisions, discoveries, changes in prices and costs, and purchases or sales of reserves. McMoRan’s Standardized Measure future income tax expense declined significantly from 2007 to 2008 as a result of all of these factors, but primarily as a result of lower oil and natural gas prices used in determining the Standardized Measure. As disclosed in the narrative preceding the Standardized Measure tabular disclosures on page 82 of the 2008 Form 10-K, weighted average oil and natural gas prices for all McMoRan’s properties with proved reserves at December 31, 2008 were $40.27 per barrel for oil and $6.09 per Mcf of natural gas, while weighted average prices at December 31, 2007 were $92.69 per barrel of oil and $7.22 per Mcf of natural gas, respectively.

Controls and Procedures, page 91

Comment 6:  We note your statement that your Chief Executive Officer and Chief Financial Officer “have concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to McMoRan (including our consolidated subsidiaries) required to be disclosed in our periodic SEC filings.”  If you retain the underlined language, expand it to cover fully the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).  In the alternative, revise to make clear that the disclosure controls and procedures are effective, and eliminate any disclosure that provides only a portion of the definition.

Response 6:  In McMoRan’s quarterly report on Form 10-Q for the quarter ended March 31, 2009, McMoRan revised the disclosure required under Part I, Item 4 “Controls and Procedures” to clarify that its disclosure controls and procedures are effective as of the end of the period covered by the report.  The following was disclosed in McMoRan’s quarterly report on Form 10-Q for the quarter ended March 31, 2009:

Item 4.   Controls and Procedures.

(a) Evaluation of disclosure controls and procedures. Our chief executive officer and chief financial officer, with the participation of management, have evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this quarterly report on Form 10-Q. Based on their evaluation, they have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

McMoRan will continue to comply with this comment in future Form 10-Q and Form 10-K filings by disclosing the conclusions of its principal executive and principal financial officers regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the report, as required under Item 307 of Regulation S-K.

August 11, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 7:  We note your statement that “[i]n May 2009, we entered into an arrangement with a private partner to participate in various exploration and development activities, including three exploratory wells currently in progress and one of our near-term planned drilling prospects.  The private partner’s initial funding commitment is $30 million which will reduce our share of capital expenditures.”  In the Form 10-Q for the second quarter, please disclose the name of the private partner and file the agreement as an exhibit, or explain to us why you believe that you may omit these items.

Response 7:  McMoRan does not agree that disclosure of the name of its private partner or filing of the agreement as an exhibit to its periodic report is required.  Under Item 601(b)(10) of Regulation S-K, every material contract not made in the ordinary course of business that is executed or becomes effective during a reporting period must be filed as an exhibit to the Form 10-Q or 10-K filed for the corresponding period.  Item 601(b)(10)(ii) provides that a contract that “ordinarily accompanies the kind of business conducted by the [company] and its subsidiaries” will be deemed to be in the ordinary course of business and will not have to be filed unless it falls within certain exceptions.

The exceptions under which the contract must be filed include (1) any contract upon which a company’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the company’s products or services or to purchase the major part of the company’s requirements of goods, services or raw materials . . . upon which a company’s business depends to a material extent; (2) any contract calling for the acquisition or sale of any property, plant or equipment for consideration exceeding 15% of such fixed assets of the company on a consolidated basis; (3) any contract to which directors, officers, promoters, voting trustees, named security holders or underwriters are parties, other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price; and (4) any material lease under which a part of the property described in the report is held by the company.

The arrangement that McMoRan has with a private partner to participate in various exploration and development activities is in the ordinary course of McMoRan’s business and does not fall under any of the exceptions described above. Accordingly, McMoRan does not believe that it is required to disclose the name of its private partner or file the agreement as an exhibit to its periodic reports.

___________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to

August 11, 2009

Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8141.

                Sincerely,

/s/ C. Donald Whitmire, Jr.
C. Donald Whitmire, Jr.
Vice President & Controller-
Financial Reporting

cc:           Glenn A. Kleinert
Nancy D. Parmelee
Kathleen L. Quirk